Exhibit (a)(1)(D)

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by a formal Offer to Purchase and is not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 100,000 Shares of Common Stock of

Piedmont Office Realty Trust, Inc. (the “Corporation”) at a price of

$4.60 per Share

by Opportunity Investment Fund I, LLC (the “Purchaser”)

The Purchaser is offering to purchase for cash up to 100,000 shares of common stock (“Shares”) of the Corporation, at a price of $4.60 per Share upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase and in the related Letter of Transmittal for the offer (which together constitute the “Offer” and the “Tender Offer Documents”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON DECEMBER 18, 2009, UNLESS THE OFFER IS EXTENDED.

For more information about the Offer or to get copies of the Tender Offer Documents, please call:

Harold Hofer: (949) 275-2658.

The Tender Offer Documents are also available on the Internet at:

www.peracon.com
Username: piedmont
Password: tender

(Peracon is not, directly or indirectly, a participant in the Offer and is not affiliated with the Purchaser)